

February 27, 2013

Via E-mail
Pierre Vareille
Chief Executive Officer
Constellium Holdco B.V.
Tupolevlaan 41-61
1119NW Schiphol-Rijk
The Netherlands

Re: Constellium Holdco B.V.
Confidential Draft Amendment No.1 to Registration Statement on Form F-1
Submitted February 15, 2013
File No. 377-00059

Dear Mr. Vareille:

        We have reviewed your confidential draft amended registration statement and have the following comments.

<u>Market and Industry Data, page iii</u>

1.   Please refer to comment 11 in our letter dated December 31, 2012. As previously requested, please provide us supplementally with copies of the third party sources referenced in the registration statement, appropriately marked to point out the information you are using to support your disclosures.

<u>Summary of Consolidated Historical Financial Data, page 17</u>

2.   We note your response to comment 18 in our letter dated December 31, 2012. In regards to your presentation of Segment Adjusted EBITDA and Management Adjusted EBITDA, please address the following:
    •   We continue to believe that you should further clarify in your disclosures why both of these Adjusted EBITDA amounts are useful performance measures pursuant to Item 10(e)(1)(i)(C) of Regulation S-K. Your current disclosures address why you believe an Adjusted EBITDA-related performance measure is useful; however, you do not address why two different Adjusted-EBITDA-related measures are useful. Please also confirm that your determination of Management Adjusted EBITDA as presented is consistent with how this measure is determined pursuant to your financial covenants;
    •   As a result of the reconciling items that you have disclosed on pages 72 and F-77, the total of the Segment Management Adjusted EBITDA amounts and Segment Adjusted EBITDA amounts presented starting on page 4 for all segments do not equal the

amounts presented on page 19. Please accordingly expand your disclosures subsequent to your discussion of each operating segment on page 7 to discuss these reconciling items;

- Please expand your disclosures to discuss how you calculate the amount of the metal price lag adjustment to arrive at Management Adjusted EBITDA; and

- We continue to have difficulty understanding how you determined it was appropriate to present alternative Management Adjusted EBITDA amounts as well as your basis for assuming that you would have had similar cost savings amounts in 2009 and 2010 compared to what you had in 2011. Please either remove your presentation of these alternative Management Adjusted EBITDA amounts in note (k) or further advise.

3.   Given that metal price lag appears to have a direct impact on your profitability, it is not clear why your disclosures on pages 19, 101, and elsewhere throughout the filing indicate that it is not an indicator of the performance of your underlying operations. Please revise your disclosures accordingly throughout the filing.

Risk Factors, page 21

We are principally owned by Apollo, Rio Tinto and FSI…, page 35

4.   We note your revised disclosure in response to comment 25 in our letter dated December 31, 2012. Further revise your risk factor disclosure to briefly explain the legal significance of a "binding nomination," indicating also the number of binding nominations each of your three principal shareholders may put forward.

Use of Proceeds, page 44

5.   Please include here the company's reasons for conducting the offering as you have stated them in your response to comment 31 in our letter dated December 31, 2012.

6.   Your disclosures indicate that you intend to use the net proceeds of this offering for general corporate purposes, which may include the repayment of debt. Please make sure your Use of Proceeds discussions on pages 16 and 44 are consistent. Specifically, the disclosures on page 16 do not mention the possibility of using the net proceeds to repay debt. Please also confirm that there are no specific plans at this time to use the net proceeds to repay debt.

Management's Discussion and Analysis

Key Factors Influencing Constellium's Financial Condition and Results from Operations, page 56

7.   Given that the price of metal can significantly impact your overall profitability, please consider disclosing metal prices or discussing the overall market movements for metal

prices during each period as well as any material changes to these prices that have taken place subsequent to the end of the period. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Results of Operations, page 59

8.   We note your response to comment 39 in our letter dated December 31, 2012. In a similar manner to your response, please expand your disclosures to discuss the impact of your use of financial instruments to minimize the risks associated with foreign currency exchange rates and metal prices.

Liquidity and Capital Resources, page 74

9.   We note your response to comment 45 in our letter dated December 31, 2012. Please disclose whether you have held any positions in the past which resulted in margin calls and the extent of these margin calls.

Contractual Obligations, page 78

10.   We note your response to comment 48 in our letter dated December 31, 2012. Given that it appears the interest rate under the term loan facility is the greater of 8% or a LIBOR-based rate plus a floor, please help us better understand how you determined it would be appropriate to reflect the floor of 1.25% for purposes of estimating interest payments.

Aerospace & Transportation Operating Segment, page 85

11.   Please revise your disclosure to include a summary of your response to comment 51 in our letter dated December 31, 2012.

Principal and Selling Shareholders, page 121

12.   Please ensure that your disclosure here complies with the requirements of Item 9.D in Part I of Form 20-F, and in particular Item 9.D.2 requirements of specifying the amount and percentage of securities held by the selling shareholders immediately after the offering.

Dutch Corporate Governance Code, page 138

13.   Please include here a summary of your response to comment 73 in our letter December 31, 2012.

Financial Statements

Financial Statements for the Period Ended June 30, 2012

Note 17. Borrowings, page F-18

14.   We note your response to comment 41 in our letter dated December 31, 2012. Please
        also expand your disclosures in the notes to the financial statements to clearly state
        whether you were in compliance with all covenants and to discuss the terms of the
        significant covenants that you are subject to in your debt agreements. For example, your
        disclosures on page 72 refer to a financial maintenance covenant under your ABL
        Facility, which it does not appear is discussed in the notes to the financial statements on
        page F-20.

Financial Statements for the Year Ended December 31, 2011

Note 2.5 Principles Governing the Preparation of the Consolidated Financial Statements, page
F-37

Goodwill, page F-37

15.   We note your response to comment 91 in our letter dated December 31, 2012. Your
        response indicates that your cash-generating units generally correspond to an industrial
        site whereas your disclosures on page F-37 indicate that goodwill is monitored at the
        operating segment level. It is not clear if your cash-generating units are your operating
        segments or your industrial sites. Please clarify in your disclosures.

Note 2.6 Judgments in Applying Accounting Policies and Key Sources of Estimation
Uncertainty, page F-46

16.   We note your response to comment 95 in our letter dated December 31, 2012. It is
        unclear what additional disclosures were provided pursuant to IAS 1.125 to help users of
        the financial statements understand the judgments that you make about the future and
        other sources of estimation uncertainty. Please consider disclosing how you derive
        estimates and related assumptions, how accurate those estimates/assumptions have been
        in the past, and whether the estimates/assumptions are reasonably likely to change in the
        future. Please also consider providing quantitative as well as qualitative information
        when information is reasonably available.

Note 3. Acquisition of Rio Tinto Engineered Aluminum Products Entities, page F-48

17.   We note your response to comment 97 in our letter dated December 31, 2012. Please
        help us further understand how your application of IFRS 3 led to a further reduction in

the value of property, plant and equipment and intangible assets after the recording of an impairment charge pursuant to IAS 36. Please specifically address the following:

- IAS 36.18 states that the recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use. Please tell us what consideration was given to the value in use in your analysis;
- Please tell us what consideration you gave to IAS 36.23 in determining that you should use the recoverable amount for cash-generating units instead of for individual assets. In this regard, we note that for purposes of applying IFRS 3, you indicate that you were able to perform an asset by asset assessment;
- You state that the fair value was assigned to each cash-generating unit in a rational and systematic manner. Given that it appears you would have determined the fair value for each cash-generating unit, it is not clear why you would be allocating amounts at the cash-generating unit level. Please advise;
- Please help us understand how you allocated the impairment loss to the assets of the cash-generating unit pursuant to IAS 36.104 through 107; and
- Please help us better understand why the fair value determined pursuant to IFRS 3 would be significantly less than the fair value less costs to sell pursuant to IAS 36.

18.   We note your response to comment 98 in our letter dated December 31, 2012. Your response indicates that you did not recognize a contingent liability because the fair value could not be measured reliably. In this regard, please provide the disclosures called for by paragraph B64(j)(i) and (ii) of IFRS 3.

Note 10. Earnings Per Share, page F-52

19.   We note your response to comment 100 in our letter dated December 31, 2012. We continue to believe that you should disclose instruments (including contingently issuable shares) that could potentially dilute basic earnings per share in the future but were not included in the calculation of diluted earnings per share because they were antidilutive for the period presented. Refer to IAS 33.70(c). Though the additional shares may not be material to current earnings per share amounts, it is not clear how you determined they would not be material to future earnings per share amounts.

Note 16. Trade Receivables and Other

Factoring Arrangements, page F-56

20.   We note your response to comment 103 in our letter dated December 31, 2012. It is not clear where you provided additional disclosures regarding the cash flow statement presentation of your factoring arrangements. Please advise or revise your disclosures as necessary.

Note 20. Provisions, page F-67

21.   We note your response to comment 106 in our letter dated December 31, 2012. Please provide the disclosures required by IAS 37.85 for the litigation accrual of 8 million Euros at December 31, 2011.

22.   We note your response to comment 107 in our letter dated December 31, 2012. Please also disclose or tell us what consideration you gave to disclosing the average settlement amount per claim as well as historical and expected trends in the liability amounts and their reasonably likely effects on operating results and liquidity.

Note 21. Share Capital, page F-68

23.   We note your response to comment 109 in our letter dated December 31, 2012. In a similar manner to your response, please clarify the economic rights, including dividend rights of each class of shares in the notes to the financial statements. Please also clarify in your disclosures how the different classes of shares are treated for purposes of determining earnings per share, including what consideration was given to IAS 33.A13 and A14 in determining whether you have participating equity instruments and two-class ordinary shares.

Note 26. Operating Segment Information, page F-76

24.   We note your response to comment 112 in our letter dated December 31, 2012. It appears that you have included Holding and Corporate assets as part of the Intersegment and Other line item in your reconciliation from segment assets to total assets. Please separately present Holding and Corporate assets in your reconciliation. Please also disclose the nature of the assets described as Intersegment and Other.

Note 30. Share Equity Plan, page F-80

25.   We note your response to comment 115 in our letter dated December 31, 2012. Please address the following:
   - Please help us better understand how you determined that the April 2011 and July 2011 share issuances fall outside the scope of IFRS 2 given that the purpose of these issuances was to align management's interests with the interests of shareholders and to enable management to participate in the long-term growth of the company;
   - Please confirm there were no new shares acquired or reissued under the Management Equity Plan during 2012. If so, please tell us the dates and the corresponding fair values of the shares;
   - Please tell us what consideration was given to IFRS 2.19 through 21 in determining how to treat the vesting provisions in terms of determining the fair value of the class B shares as well as determining how and when to record the expense associated with the share issuances; and

- Please disclose the factors which have caused significant differences between the fair values of the class A and B shares.

Financial Statements for the Year Ended December 31, 2010 and December 31, 2009

Allocations from Owners, page F-98

26.   We note your response to comment 119 in our letter dated December 31, 2012. Please clearly disclose the allocation method used for each material type of cost allocated.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Andrew J. Nussbaum, Esq.
    Karessa L. Cain, Esq.
    Alison Zieske, Esq.
    Wachtell, Lipton, Rosen & Katz